April 18, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:	Amanda Ravitz, Esq., Assistant Director
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Withdrawal of Registration Statement on Form S-4
Filed on September 5, 2017
File No. 333-220329

Ladies and Gentlemen:

On September 5, 2017, Cemtrex, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-4, File No. 333-220329 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

As legal counsel to the Company, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the transaction due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 418 under the Securities Act, the Company further requests that all materials provided supplementally to the staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

April 18, 2018

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Saagar Govil, the President and Chief Executive Officer of the Company, at (631) 756-9116, or the undersigned at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Saagar Govil
Mr. Aron Govil